UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: June 10, 2026

Commission File Number: 001-41338

IperionX Limited
(Translation of registrant’s name into English)

1092 Confroy Drive
South Boston, Virginia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

This Amendment No. 1 on Form 6-K/A (this “Amendment”) amends the Report on Form 6-K (Film Number: 261063095) of IperionX Limited (the “Company”) filed with the Securities and Exchange Commission on June 4, 2026 (the “Original Report”). This Amendment is being filed to file consents of qualified persons for the Technical Report Summary.

Incorporation by Reference

This Amendment, including the exhibits filed herewith and Exhibit 99.1 incorporated by reference herein, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number: 333-267088) and Form F-3 (File Number: 333-273519) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K/A:

Exhibit	Description

99.1	Technical Report Summary (incorporated by reference to Exhibit 99.1 to the Company’s Report on 6-K, filed on June 4, 2026)
99.2	Consent of Etienne Raffaillac as a Qualified Person
99.3	Consent of Karst Geo Solutions, LLC as a Qualified Person
99.4	Consent of Marshall Miller & Associates, Inc. as a Qualified Person
99.5	Consent of Primero Group Americas Inc. as a Qualified Person

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
IPERIONX LIMITED
(registrant)

Date: June 10, 2026	By:	/s/ Marcela Castro
Name: Marcela Castro
Title: Chief Financial Officer